    As filed with The Securities and Exchange Commission on March 23, 2000

                                                     Registration No. 333-13103
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                              AMENDMENT NO. 5 TO
                                   FORM S-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                 _____________

                      AVALON CORRECTIONAL SERVICES, INC.
            (Exact Name of Registrant as Specified in its Charter)

         Nevada                        8999                    13-3592263
(State of Incorporation    (Primary Standard Industrial     (I.R.S. Employer
    or Organization)         Classification Code No.)     Identification No.)

                              13401 Railway Drive
                         Oklahoma City, Oklahoma 73114
                                (405) 752-8802
              (Address, including zip code and telephone number,
       including area code, of Registrant's principal executive office)

           DONALD E. SMITH                               With Copies To:
       Chief Executive Officer                       Mark A. Robertson, Esq.
  AVALON CORRECTIONAL SERVICES, INC.                  Robertson & Williams
         13401 Railway Drive                       N.W. 63rd Street, Suite 160
    Oklahoma City, Oklahoma 73114                    Oklahoma City, OK 73116
            (405) 752-8802                               (405) 848-1944

           (Name, address, including zip code and telephone number,
                  including area code, of agent for service)
                            _______________________

                        Calculation of Registration Fee

-----------------------------------------------------------------------------------------------------------------
                                                                  Proposed     Proposed Maximum
   Title of Each Class of                         Amount to       Maximum         Aggregate         Amount of
Securities to Be Registered                     be Registered  Offering Price   Offering Price   Registration Fee
                                                                 Per Share
-----------------------------------------------------------------------------------------------------------------
Common Stock (1)                                    1,000,000          $ 1.50     $1,500,000.00         $  517.24
Common Stock (1)                                       50,000          $5.125     $  256,150.00         $   88.35
-----------------------------------------------------------------------------------------------------------------
Placement Agent Warrant Common Stock (1)               55,000          $ 1.50     $      82,500         $   28.45
-----------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrant Series C (1)            837,500          $ 0.01     $    8,375.00         $    2.88
Common Stock on Exercise of Warrant (1)               837,500          $ 3.19     $2,671,625.00         $  921.23
-----------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrant Series D (1)            200,000          $ 0.01     $    2,000.00         $    0.69
Common Stock on Exercise of Warrant (1)               200,000          $ 4.20     $  840,000.00         $  289.73
-----------------------------------------------------------------------------------------------------------------
Convertible Debentures (1)                          3,850,000          $ 0.01     $3,850,500.00         $1,327.93
Common Stock on Conversion of Debentures (1)        1,283,333          $ 3.00     $3,850,000.00         $1,327.93
-----------------------------------------------------------------------------------------------------------------
Placement Agent Warrant Common Stock (1)               79,000          $ 0.01
Common Stock on Exercise of Warrant (1)                79,000          $ 3.00     $  237,000.00         $   69.92
-----------------------------------------------------------------------------------------------------------------
Registration Fee (2)                                                                                    $4,485.42
=================================================================================================================

(1)  Securities carried forward from previous registration statements
(2)  Paid with previous registrations

 Pursuant to Rule 429(b), the Registrant has combined the Prospectus with the Prospectuses in Form SB-2, Registration Number 33-83932, Form S-2, Registration
         Number 333-42993 and Form S-2, Registration Number 333-62721

                      AVALON CORRECTIONAL SERVICES, INC.

                             CROSS REFERENCE SHEET
                        Showing Location in Prospectus,
                  Filed as Part of Registration Statement, of
                       Information Required by Form S-2

Item Number
in Form S-2                        Item Caption in Form S-2                          Location in Prospectus
-----------                        ------------------------                          ----------------------
    1.              Forepart of Registration Statement and Outside
                      Front Cover Page of Prospectus.........................        Front Cover Page

    2.              Inside Front and Outside Back
                      Cover Pages of Prospectus..............................        Back Cover Page

    3.              Summary Information, Risk Factors
                      and Ratio of Earnings to Fixed Charges.................        Summary of Prospectus; Risk Factors

    4.              Use of Proceeds..........................................        Use of Proceeds

    5.              Determination of Offering Price..........................        Front Cover Page

    6.              Dilution.................................................        Not Applicable

    7.              Selling Security Holders.................................        Selling Security Holders

    8.              Plan of Distribution.....................................        Front Cover Page; Plan of
                                                                                      Distribution

    9.              Description of the Securities to be Registered...........        Summary of Prospectus;
                                                                                      Description of Securities

    10.             Interest of Named Experts and Counsel....................        Not Applicable

    11.             Information with Respect to the Registrant...............        Incorporation of Certain Documents
                                                                                      by Reference

    12.             Incorporation of Certain Information
                      by Reference...........................................        Incorporation of Certain Documents
                                                                                      by Reference

    13.             Disclosure of Commission Position on Indemnification
                      for Securities Act Liabilities.........................        Part II of Registration Statement

    14.             Other Expenses of Issuance and Distribution..............        Part II of Registration Statement

    15.             Indemnification of Directors and Officers................        Part II of Registration Statement

    16.             Exhibits.................................................        Exhibits to Registration Statement

    17.             Undertakings.............................................        Part II of Registration Statement

    18.             Financial Statements and Schedules.......................        Incorporation of Certain Documents

                        PRELIMINARY AMENDED PROSPECTUS

                      AVALON CORRECTIONAL SERVICES, INC.

               166,500 Redeemable Common Stock Purchase Warrants
                       2,504,833 Shares of Common Stock
                       $2,415,000 Convertible Debentures

     Of the 2,504,833 shares of Common Stock (the "Common Stock") and the 166,500 Redeemable Common Stock Purchase Warrants (the "Warrants") of Avalon Correctional Services, Inc. (the "Company") offered hereby, 166,500 Class C Warrants, and 50,000 shares of Common Stock are being sold by certain security holders of the Company. In addition, 55,000 shares of common stock and 55,000 Class C Warrants are reserved for issuance by the Company to a registered broker dealer upon the exercise of a warrant previously issued in connection with a private placement of securities in 1994 under Regulation D. Except for the 50,000 shares of Common Stock held by certain security holders of the Company, and except for the 55,000 shares of common stock reserved for issuance to the broker dealer (the Selling Shareholders), the remaining balance of 2,399,833 shares of Common Stock are issuable by the Company upon the exercise of the Warrants and the conversion of the Convertible Debentures. Unless the context otherwise requires, the holders of the Common Stock and Warrants who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock or the Warrants by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

     Of the $2,415,000 Convertible Debentures of the Company, Each Convertible Debenture will entitle the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of 7.5% per annum, with a maturity date ten years from the date of issuance. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements.

     Unless the context otherwise requires, the holders of the Common Stock who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock or the Warrants by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

     The Company's Common Stock is listed on the NASDAQ SmallCap Market System under the symbol "CITY." The average of the bid and asked price for the Common Stock, as reported on the NASDAQ SmallCap Market System, was $1.76 per share on March 21, 2000. There is no established trading market for the Warrants or the Debentures.

INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. See "RISK FACTORS" on page 7 of this prospectus for information that should be considered by each prospective investor.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================
                                                           Underwriting    Proceeds to
                                              Price to    Discounts and      Selling      Proceeds to
                                               Public      Commissions    Shareholders   Company/(1)/
-----------------------------------------------------------------------------------------------------
Offering by Selling Security Holders/(2)/
 Per share.............................       See Text       See Text       See Text       See Text
 Per warrant...........................       Note (2)       Note (2)       Note (2)       Note (2)
 Per debenture
-----------------------------------------------------------------------------------------------------
 Offering Price per Share of..........       $   3.19 (C)      $-0-           $-0-        $  3.19 (C)
  Common Stock Underlying.............       $   4.20 (D)      $-0-           $-0-        $  4.20 (D)
  Warrants/(4)/
-----------------------------------------------------------------------------------------------------
Offering by Company:/(3)/
  Per Share from Placement Agent
  Warrant.............................       $   3.00          $-0-           $-0-        $  3.00
-----------------------------------------------------------------------------------------------------
Offering Price per Share of
  Common Stock Underlying
  Debentures..........................       $   3.00         $-0-            $-0-        $  3.00
                                             --------------------------------------------------------

=====================================================================================================

                                             --------------------------------------------------------
   Total..............................       $3,822,700       $-0-            $-0-        $3,822,700
=====================================================================================================

(1) Before deducting expenses payable by the Company and Selling Shareholders, which are estimated at $16,000.

(2) The Selling Security Holders have advised the Company that they propose to offer for sale and to sell the Warrants from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, or otherwise, at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. If the Warrants are sold through brokers, the Selling Shareholders will pay brokerage commissions and other charges (which compensation as to a particular broker-dealer might be in excess of customary commissions). Except for the payment of such brokerage commissions and charges, their share of the offering expenses and the legal fees, if any, of the Selling Shareholders, the Company will bear the balance of all expenses in connection with registering the securities offered hereby. Such expenses are estimated to total approximately $16,000. See "Plan of Distribution."

(3) The offering of Common Stock by the Company is adjusted to reduce the number of shares sold by the Company and correspondingly increase the number of shares offered by Selling Shareholders by the number of shares issued to Warrant holders who acquired such Warrants as a part of the original private placement of such Warrants. The exercise of such Warrants by the original holders would be considered a part of the private placement and not registered hereby. In such case, the resale of the Common Stock by these holders is being registered for sale by Selling Shareholders hereby.

     This Prospectus also relates to such additional securities as may be issued to the Selling Shareholders because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

               The date of this Prospectus is March  ____, 2000.

                             AVAILABLE INFORMATION

     The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus, filed as a part of the Registration Statement, does not contain information set forth in or annexed as an exhibit to the Registration Statement, and reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as part thereof, which may be inspected at the office of the Commission without charge. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov.
                                -------------------


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (A) Annual Report filed on Form 10-KSB for the fiscal year ended December 31, 1998 (File No. 0-20307),
     (B)  Forms 10-QSB filed on May 17, 1999, July 26, 1999, and November 12,
          1999,
     (C)  Proxy Statement for Annual Meeting of Stockholders held on May 26,
          1999.

     This prospectus is accompanied by a copy of the Company's last Form 10-KSB. The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information which have been or may be incorporated in this Prospectus by reference but not delivered herewith, except for certain exhibits to such documents. Requests for such information should be directed to Treasurer, Avalon Correctional Services, Inc. 13401 Railway Drive, Oklahoma City, Oklahoma 73114, telephone number (405) 752-8802.

                              PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference. Each prospective investor is urged to read this Prospectus in its entirety.

                                  The Company

     Avalon Correctional Services, Inc. ("Avalon" or the "Company") is an owner and operator of private community correctional services. Avalon specializes in privatized community correctional facilities and intensive correctional programming. Avalon is currently operating in Oklahoma, Texas and Colorado with plans to significantly expand into additional states. Avalon's business strategy is designed to escalate Avalon into a dominate provider of community correctional services by expanding its operations through state contracts and selective acquisitions. Avalon owns a 250-bed minimum security facility in Oklahoma City, Oklahoma, a 252-bed minimum security facility in Tulsa, Oklahoma, a 150-bed adult residential community corrections facility in Tulsa, Oklahoma; a 150-bed medium security facility in El Paso, Texas; a 300-bed medium security facility in El Paso, Texas; a 160-bed medium security juvenile facility in Union City, Oklahoma; a 135-bed halfway house located in Henderson, Colorado; and a 300-bed multi-use facility in Greeley, Colorado. Avalon also operates a 35-bed halfway house located in Denver, Colorado, and a day reporting center in Northglenn, Colorado. The Colorado community corrections programs also provide non-residential services to approximately 450 offenders in the State of Colorado.

                                           The Offering
Securities Offered by
 Company........................   Up to 2,454,833 shares of Common Stock upon the exercise of all outstanding Warrants and the conversion of all Debentures.

Securities Offered by Selling
 Securities Holders.............   166,500 Class C Warrants, plus any shares of Common Stock issued pursuant to the exercise of Class C, Class D and Class E Warrants by any persons who acquired the Warrants in the original private placement of such Warrants or by the placement agent upon its exercise of its placement agent warrant. The Class A and B
                                   Warrants previously registered have expired. $2,415,000
                                   Convertible Debentures, plus 1,283,333 Shares of Common stock issuable upon conversion of the Convertible Debentures. 50,000 shares of common stock.

Terms of Debentures.............   Each Convertible Debenture entitles the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of
                                   7.5% per annum, with a maturity date ten years from the date of issuance. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements.

Terms of Warrants...............   Each Class C Warrant will entitle the holder to purchase one share of Common Stock at a price of $3.19 per share, subject to certain adjustments. The Warrants are exercisable at any time until their expiration on March 31, 2000. The Warrants are subject to redemption by the Company at a price of $0.01 per
                                   Warrant upon the satisfaction of certain conditions. See
                                   "DESCRIPTION OF SECURITIES - Warrants."

                                   Each Class D Warrant will entitle the holder to purchase one share of Common Stock at a price of $4.20 per share, subject to certain adjustments. The Warrants are exercisable at any time until their

                                   expiration in August, 2001. The Warrants are subject to
                                   redemption by the Company at a price of $0.01 per Warrant upon the satisfaction of certain conditions. See "DESCRIPTION OF
                                   SECURITIES - Warrants."

                                   Each Class E Warrant will entitle the holder to purchase one share of Common Stock at a price of $3.00 per share, subject to certain adjustments. The Warrants are exercisable at any time until their expiration September 12, 2002. The Warrants are subject to redemption by the Company at a price of $0.01 per
                                   Warrant upon the satisfaction of certain conditions. See
                                   "DESCRIPTION OF SECURITIES - Warrants."

Common Stock Outstanding
 prior to this Offering.........   4,715,630 shares of Common Stock.

Common Stock Outstanding
 after this Offering............   7,170,463 shares of Common Stock if all outstanding Warrants are exercised and all outstanding Debentures are converted.

Use of Proceeds.................   The proceeds of this offering may be used by the Company to fund new projects, expand existing operations, retire existing
                                   indebtedness, for working capital and general corporate purposes.
                                   See "USE OF PROCEEDS."

Risk Factors....................   An investment in the Company involves certain risks, including operational risks associated with the various businesses owned by the Company, dependence on key individuals, competition, the risk of illiquidity and other risks as more fully set forth under
                                   "RISK FACTORS."

NASDAQ Symbol...................   "CITY" on the NASDAQ Small Cap Market System.

                            Summary Financial Data
              (dollars in thousands except for per share amounts)

                                                           Year Ended         Nine Months Ended
                                                           December 31,         Sept. 30, 1999
                                                       -------------------      --------------
                                                         1997       1998
                                                       --------   --------
Statement of Operations Data:

Revenues From Continuing Operations...............      $ 5,878    $ 7,686         $11,613
Income (Loss) From Continuing Operations..........       (1,853)      (376)             18
Extraordinary Loss from Early Retirement of Debt..           --         --             (35)
Income (Loss) From Continuing Operations
  Per Common Share................................        (0.63)     (0.11)           0.00
Cumulative Effect of Change in Accounting
  Principles......................................           --        (74)             --
Cumulative Effect of Change in Accounting
  Principles per Common Share.....................           --      (0.02)             --
Income (Loss) From Discontinued Operations........         (728)        --              --
Income (Loss) From Discontinued Operations
  Per Common Share................................        (0.25)        --              --
Net Income (Loss).................................       (2,581)      (450)            (17)
Net Income (Loss) per Common Share................        (0.88)      (.13)          (0.00)

                                                           December 31,         Sept. 30, 1999
                                                       -------------------      --------------
                                                         1997       1998
                                                       --------   --------
Balance Sheet Data:

Total Assets......................................      $13,395    $28,765         $38,140
Long-Term Debt,
  less Current Maturities.........................        5,129     14,348          25,723
Convertible Debentures............................        4,150      3,850           3,850
Redeemable Class A Common Stock...................           --      4,124           4,124
Stockholder's Equity..............................        2,237      2,216           2,207

                                 RISK FACTORS

     An investment in the Company is speculative and involves a high degree of risk. Prior to making an investment, prospective investors should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering.

     Limited Customer Base; No Commitment for Minimum Number of Inmate Referrals; Uncertainty of Future Contracts. Approximately 25% of the Company's revenue is derived from contracts with the Oklahoma Department of Corrections ("ODOC") relating to the Company's private correctional facilities in Oklahoma City ("Carver Center") Tulsa ("Avalon Correctional Center"), and Turley ("Turley Correctional Center"). Approximately 23% of the Company's revenue is derived from contracts with the Colorado Department of Corrections. Approximately 19% of the Company's revenue is derived from a contract with the Oklahoma Office of Juvenile Affairs relating to the Union City Juvenile Center. Approximately 18% of the Company's revenue is derived from contracts with West Texas Community Supervision and Corrections Department and Texas Department of Criminal Justice, Parole Division, relating to the Company's correctional facilities in El Paso, Texas ("El Paso Intermediate Sanction Facility"). Additionally, the Company's operations in the State of Colorado are dependent upon contracts with the Colorado Department of Corrections, and other county government entities. The Company's contracts typically do not specify a commitment to send a minimum number of inmates to the Company's private correctional facilities. There is no guarantee that government funds will continue to be available for the housing of inmates in halfway houses or that the various states will not find an alternate means of alleviating prison overcrowding without the use of outside contractors such as the Company. The Company's private correctional operations are dependent upon the continuation of its existing contractual relationships with the various states, as to which no guarantees can be given. The Company's contracts have been from one year renewable contracts to fifteen year contracts. Further, there is no guarantee that the various states will contract for any particular number of beds during the term of any contract. The Company would have no recourse in the event that funding for the types of services rendered to inmates be decreased or even discontinued by the various states, which would result in termination of the Company's existing contracts.

     Significant Government Regulation: Oversight, Audits and Investigations. The Company's business is highly regulated by a variety of governmental authorities such as the ODOC, the Oklahoma Department of Mental Health and Substance Abuse Services, West Texas Community Supervision and Corrections Department, Texas Department of Criminal Justice, Parole Department, Colorado Department of Corrections, local community corrections boards within the State of Colorado, and various municipal zoning authorities, with oversight occurring continuously. Failure by the Company to comply with contract terms or applicable regulations could expose it to substantial penalties, such as a reduction in population, resulting in substantial reduction in revenue. Continued noncompliance can result in contract cancellation. In addition, changes in existing regulations could require the Company to modify substantially the manner in which it conducts business and, therefore, could have a material adverse effect on the Company.

     Additionally, the Company's contracts give the contracting agency the right to conduct audits of the facilities and operations managed by the Company for the agency, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed policies and procedures established with respect to the facility. Further, the Company may be subject to investigations as a result of an audit, an inmate's complaint or other causes.

     Lack of Acceptance of Privatized Correctional and Detention Facilities. Management of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. Some sectors of the Federal government and some state governments are legally unable to delegate their traditional management responsibilities for correctional and detention facilities to private companies. The operation of correctional and detention facilities by private entities is a relatively new concept and is not widely understood by the public and has encountered resistance from certain groups, such as labor unions, local sheriffs departments, and groups that believe that correctional and detention facility operations should only be conducted by governmental agencies. Moreover, changes in dominant political parties in any of the markets in which the Company operates could result in significant changes to previously established views of privatization in such market.

     Requirements of Accreditation; Inspection and Risk of Loss of Accreditation. In order to maintain its existing contracts with agencies of the State of Oklahoma, the Company must remain accredited by the American Correctional Association (the "ACA"), a not-for-profit organization which has developed uniformity and industry standards for inmate care and operations of correctional facilities and agencies. Accreditation involves a very extensive audit and compliance procedure, and is generally granted for a three-year period. Carver Center has been accredited since 1990 and the current accreditation expires in 2002. Avalon Correctional Center was initially accredited in 1996 and is accredited through 2002. Turley Correctional Facility will renew its ACA accreditation in the fall of 2000. Management is not aware of any facts or circumstances which might impair or jeopardize accreditation or re-accreditation. In addition to the ACA accreditation, the Company must undergo periodic inspections of its premises by agencies of the various states, as well as annual inspections by the City and State Fire Marshal's Office.

     Working Capital Requirements; Need for Additional Financing. The Company may require additional capital to finance its operations and continued growth. There can be no assurance that the Company will be able to obtain such working capital or financing if and when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company. Under the terms of a certain debt agreement, the Company is limited to a leverage of 75% of total cost of any acquisition.

     Potential Legal Liability. The Company's management of correctional facilities exposes it to potential third-party claims or litigation by prisoners, or other persons for personal injury or other damage resulting from contact with Company-managed facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. The Company participates in an insurance program that provides coverage for certain liability risks faced by the Company, including accident and personal injury and bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover all potential third-party claims.

     Adverse Publicity. The Company's business is subject to public scrutiny . Any disturbances at a Company-managed facility or another privately-managed facility may result in publicity adverse to the Company and the industry in which it operates, which could materially adversely affect the Company's business.

     Non-Arm's Length Transactions. The Company and its subsidiaries have engaged in transactions with its Chief Executive Officer and principal stockholder which may be considered as not having occurred at arm's length. While, the terms of such transactions may not have been on an arms-length basis, the Company believes that such terms are at least as favorable as with unrelated third parties. No guarantee can be given, however, that the Company will not engage in any non-arm's length transactions with its officers and directors in the future.

     Dependence on Key Personnel; Key Man Insurance. The Company is heavily dependent upon its officers and directors for its continued operation, and in particular on its Chief Executive Officer, Donald E. Smith. The loss of Mr. Smith's services could have a serious impact on the operation of the Company's business. The Company currently pays the premiums on policies of life insurance pertaining to Mr. Smith. The Company is the beneficiary of $4,000,000 of key man life insurance on Donald E. Smith.

     Employment Contracts. The Company has entered into a written employment agreement with two of its executive officers, its Chief Executive Officer, Donald E. Smith, and its President, Jerry Sunderland. Both contracts are for a three-year term and commenced in August, 1997, providing for first-year salaries of $60,000 and $85,000 (subject to certain conditions), respectively, and subsequent-year salaries to be determined by the Board of Directors of the Company. Effective August 9, 1998, the salary of Jerry Sunderland was increased to $135,000. In September of 1998, the Board of Directors authorized the amendment of the employment agreement of Donald E. Smith to allow for an annual base salary of $85,000. However, Donald E. Smith has not taken this increase pursuant to a previous commitment regarding the sale of certain assets related to discontinued operations. The Company has committed to initiate a retirement plan in which Donald E. Smith will participate. The employment agreements also contain provision for severance pay and disability payments, as well as a non-compete agreement preventing them from engaging in a business deemed similar to that of the Company for a period of one year from the cessation of their employment. The Company's other officers and directors are employed by the Company pursuant to verbal agreements.

     Competition. A number of other corporations operate private correctional facilities in the same geographic region as the Company, and still others compete directly with the Company for contracts with state agencies. While the Company believes that it has certain advantages in competing for state contracts, some of the companies eligible to compete may have longer operating histories and greater financial resources available to them. Since the award of state contracts is pursuant to competitive bidding, it is possible that the greater financial resources of the companies eligible to compete might enable them to underbid the Company for such contracts.

     Continued Control by Donald Smith and RSTW Partners III LP. The Company's Chief Executive Officer, Donald E. Smith, owns 1,054,000 shares of Common Stock which is approximately 22% of all Common Stock presently outstanding. An additional 750,000 warrants may be issued to Mr. Smith in consideration of his guarantee of Company obligations which would further increase his voting percentage, if the warrants are issued and exercised. See "DESCRIPTION OF SECURITIES - Warrants." On September 16, 1998, the Company completed a private placement of equity and debt with RSTW Partners III LP. As a result of this private placement, RSTW received 1,622,448 shares of Common Stock, which is approximately 34% of all Common Stock presently outstanding. Each of the parties owns substantial interest in the Company and the combined interests represent a majority of the stock outstanding.

     Corporate Action Possible Without Stockholder Vote. Pursuant to Nevada corporate statutes, the holders of a majority of the Company's Common Stock may authorize or take corporate action without notice to or the consent of the stockholders. The Company's minority stockholders may not have the opportunity to approve or consent to the Company's involvement in an acquisition or other transaction, or to the terms of such transaction. A shareholder vote may not be made available, and in any event, such a shareholder vote would be controlled by the majority stockholder.

     No Dividends. The Company has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business. Therefore, this investment is not appropriate for investors seeking income. See "DIVIDEND POLICY."

     Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants. The Warrants registered in this Offering are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon the exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there is no assurance that it will be able to do so. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares and Warrants could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and Warrant holders would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "DESCRIPTION OF SECURITIES - Warrants."

     Shares Eligible for Future Sale. A substantial portion (2,725,638 shares) of the Company's currently issued and outstanding shares of common stock are "restricted" securities. Restricted securities may be sold only upon compliance with Rule 144 adopted under the Securities Act of 1933 as amended, or pursuant to a registration statement filed under the Act. Generally speaking, Rule 144 provides that a person must hold restricted securities for a period of one year, and may then sell those securities in unsolicited brokerage transactions or in transactions with a market maker. The holder may sell an amount equal to one percent of the Company's outstanding common stock every three months or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a Notice of Proposed Sale, whichever is greater. To comply with Rule 144, an issuer must make available adequate current public information with respect to the issuer. Under certain circumstances, the sale of shares by a person who has satisfied a three year holding period is permitted without any quantity limitation and whether or not there is adequate public information available. Any such sales will likely have a depressive effect on the market price of the Company's Common Stock.

     Redemption of Warrants. Class C and Class D Warrants are subject to redemption at $0.01 per Warrant on 30 days written notice if a registration statement covering said Warrants is in effect and if the bid price of the Common Stock, for a period of 30 consecutive trading days prior to the notice of redemption, equals or exceeds $5.00 per share for Class C Warrants and $6.00 per share for Class D Warrants. A Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants is current at all times during the 30-day notice period and for the 30 days immediately preceding the notice period. In the event the Company exercises the right to redeem the Warrants, such Warrants would be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such date, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "DESCRIPTION OF SECURITIES - Warrants."

     Effect of Warrants. The holders of the Company's outstanding Warrants have the opportunity to profit from a rise in the market value of the Common Stock of the Company, if any, at the expense of the holders of Common Stock. A Warrant holder may be expected to exercise Warrants at a time when the Company, in all likelihood, would be able to obtain equity capital, if it so desired, by a public sale of new Common Stock on terms more favorable than those provided in the Warrants. Exercise of the Warrants could dilute the equity interest of other stockholders in the Company. See "DESCRIPTION OF SECURITIES - Warrants."

     Illiquidity. Although the Company's Common Stock is publicly traded, the trading is very thin and may not be an indication of the value of the Common Stock. There is presently no established trading market for the Warrants. While there are several securities broker-dealers making a market in the Company's Common Stock, there is no assurance that a public market for the Company's securities will continue to be made.

     Limitation of Liability of Officers and Directors; Indemnification. The Company's Articles of Incorporation empower the Company to indemnify the officers and directors against judgments, fines, and other amounts and costs resulting from actions or proceedings in which they may be involved by reason of their having held such positions, to the fullest extent permitted pursuant to the laws of the State of Nevada. The Articles of Incorporation also limit the personal liability of the Company's directors to the fullest extent permitted by the Nevada Revised Statutes. The Nevada Revised Statutes contain provisions entitling directors and officers to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as a result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company; provided said officers or directors acted in good faith. The Company's By-Laws state that such indemnification may not be provided in relation to matters as to which the person seeking indemnification is adjudged to be liable for negligence or misconduct in the performance of duty. The Company's policy, therefore, is that no indemnification will be provided for bad faith actions and/or breaches of management's fiduciary duties, including in connection with shareholder derivative suits.

                                  THE COMPANY

     Avalon Correctional Services, Inc., is a Nevada Corporation owning and operating private correctional facilities. Avalon Correctional Services, Inc. and its wholly owned subsidiaries ("Avalon" or the "Company") specialize in operating private community correctional facilities and providing intensive correctional programming. Avalon currently operates facilities and manages programs in Oklahoma, Texas and Colorado with plans to significantly expand into additional states. Avalon's business strategy is designed to escalate Avalon into a dominant role as a provider of community correctional services. Avalon's development plan is to expand operations through new state and Federal contracts and selective acquisitions to capitalize on the current rapid growth trends in the private corrections industry.

     The private correctional services industry has experienced significant growth in recent years. During 1995 there were 3.8 million individuals on probation or parole. This population is expected to increase to over 7 million by the year 2005. This growth rate exceeds the general population growth because of increasing crime rates, higher conviction rates and longer prison sentences. Avalon contracts with various government agencies to provide community corrections services. Studies have documented a 10 to 30 percent savings to government agencies as a result of utilizing private corrections providers to build and operate correctional facilities. Avalon management believes its background and abilities to build and operate community correctional facilities and provide correctional programing position the Company for substantial future growth in the corrections industry.

     Avalon owns a 250-bed minimum security facility in Oklahoma City, Oklahoma, a 252-bed minimum security facility in Tulsa, Oklahoma, a 150-bed adult residential community corrections facility in Tulsa, Oklahoma; a 150-bed medium security facility in El Paso, Texas; a 300-bed medium security facility in El Paso, Texas; a 160-bed medium security juvenile facility in Union City, Oklahoma; a 135-bed halfway house located in Henderson, Colorado; and a 300-bed multi-use facility in Greeley, Colorado. Avalon also operates a 35-bed halfway house located in Denver, Colorado, and a day reporting center in Northglenn, Colorado. The Colorado community corrections programs also provide non-residential services to approximately 450 offenders in the State of Colorado.


     Intensive programming is an essential part of community based corrections. Avalon has provided substance abuse programs in facilities for over 14 years. Avalon's management has been engaged in the business of providing private correctional services since 1985.

     The Company's executive office is located at 13401 Railway Drive, Oklahoma City, Oklahoma 73114. The Company's telephone number is (405) 752-8802 and the fax number is (405) 752-8852.

                                USE OF PROCEEDS

     If all of the Debentures are converted, the Company will not realize any additional proceeds but will have an adjustment on its balance sheet through a reduction in liabilities and an increase in stockholder's equity. Assuming all Warrants are exercised, the Company would receive proceeds of approximately $3,573,000.00 before paying approximately $16,000 in legal fees, accounting fees, printing and selling expenses and other offering costs. Receipt of proceeds by the Company is contingent on the exercise of the Warrants which in turn is contingent on the market price of the Company's Common Stock. Therefore, it is impossible at this time to determine specific project's expenditures or use of funds. The net proceeds would be used by the Company for working capital and general corporate purposes. The Company will not receive any of the proceeds from the sale of shares of Common Stock, Warrants, or Debentures by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has paid no dividends as of the date of this Prospectus nor does it intend to pay dividends on its Common Stock in the foreseeable future. See "DESCRIPTION OF SECURITIES." The Company currently intends to retain future earnings to fund development and growth of its business. In the future, any payment of dividends on Common Stock will be dependent upon the financial condition, capital requirements and earnings of the Company and any other factors the Board of Directors may deem relevant. Therefore, this investment is not appropriate for investors seeking income.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed for trading on the NASDAQ SmallCap Market System under the trading symbol "CITY". The following table reflects the range of high and low bid prices, as reported by the NASDAQ, for each quarterly periods. The prices represent inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

          Quarterly Period Ended               High     Low
          -----------------------------------------------------
          March 31, 1998                       4 3/4    2 3/4
          June 30, 1998                        4 11/16  3 1/4
          September 30, 1998                   4 1/4    3 7/8
          December 31, 1998                    4        3 7/8
          March 31, 1999                       4 7/8    3 5/8
          June 30, 1999                        4 3/4    3 7/8
          September 30, 1999                   2 7/8    2 1/32
          December 31, 1999                    2  1/2   1 1/4

     The average of the bid and asked prices for the Common Stock, as reported on the NASDAQ SmallCap Market System was $1.76 per share on March 21, 2000. The Company had approximately 780 record holders of its common stock as of March 8, 2000.


                                CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of December 31, 1998 and September 30, 1999, as derived from the Consolidated Financial Statements of the Company. The information shown below should be read in conjunction with "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and the Consolidated Financial Statements and Notes and other financial information included elsewhere herein.

                                                                 December 31, 1998   Sept.30,1999
                                                                 -----------------   ------------
                                                                                    (In thousands)
Current Maturities
 of Long-Term Debt.............................................            $ 2,201        $   493
                                                                           =======        =======

Long-Term Debt, less Current Maturities........................            $14,348        $25,723
                                                                           =======        =======

Convertible Debentures.........................................            $ 3,850        $ 3,850
                                                                           =======        =======

Redeemable Class A Common Stock, $.001 par value
   1,622,448 issued and outstanding in 1998 and 1999...........            $ 4,124        $ 4,124
                                                                           =======        =======

Stockholders' Equity
 Common Stock, 24,000,000 shares authorized:...................
   Class A, par value $.001, 4,664,598 and 4,670,630 shares
   issued and outstanding on December 31, 1998, and September
   30, 1999, respectively, less 1,622,448 shares subject
   to repurchase...............................................                  3              3
 Paid-In Capital...............................................              6,618          6,626
 Accumulated Deficit...........................................             (4,405)        (4,422)
                                                                           -------        -------
   Total Stockholders' Equity..................................            $ 2,216        $ 2,207
                                                                           =======        =======

                            SELECTED FINANCIAL DATA

     The following selected financial data for the years ended December 31, 1997 and 1998 and the interim period ended September 30, 1999, are derived from the audited Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein.


                                                            Year Ended             Nine Months Ended
                                                           December 31,              Sept. 30, 1999
                                                      --------------------------     --------------
                                                         1997           1998
                                                      ----------      ----------
Statement of Operations Data:

Revenues From Continuing Operations...............       $ 5,878         $ 7,686          $11,613
Income (Loss) From Continuing Operations..........        (1,853)           (376)              18
Extraordinary Loss from Early Retirement of Debt..            --              --              (35)
Income (Loss) From Continuing Operations
 Per Common Share.................................         (0.63)          (0.11)            0.00
Cumulative Effect of Change in Accounting
 Principles.......................................            --             (74)              --
Cumulative Effect of Change in Accounting
 Principles per Common Share......................            --           (0.02)              --
Income (Loss) From Discontinued Operations........          (728)             --               --
Income (Loss) From Discontinued Operations
 Per Common Share.................................         (0.25)             --               --
Net Income (Loss).................................        (2,581)           (450)             (17)
Net Income (Loss) per Common Share................         (0.88)           (.13)           (0.00)

                                                               December 31,        Sept. 30,1999
                                                            ------------------    ----------------
                                                              1997      1998
                                                            --------  --------
 Balance Sheet Data:

Total Assets......................................          $ 13,395  $ 28,765         $38,140
Long-Term Debt,
 less Current Maturities..........................             5,129    14,348          25,723
Convertible Debentures............................             4,150     3,850           3,850
Redeemable Class A Common Stock...................                --     4,124           4,124
Stockholder's Equity..............................             2,237     2,216           2,207


           MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Liquidity and Capital Resources -

     The Company's business strategy is to focus on the private corrections industry, expanding its operations into additional states through new Federal and state contracts and selective acquisitions. The successful implementation of the Company's growth plan has created the need for additional capital and financing. The Company has been successful in securing $37 million of new capital and credit facilities since September 1997.

     Working capital at September 30, 1999 was $2,413,000 representing a current ratio of 2.08:1, compared to working capital of $8,643,000 and a current ratio of 3.04:1 at December 31, 1998. The decrease in working capital from December 31, 1998 is primarily due to construction costs of the Union City Juvenile Center and the El Paso Multi Purpose Facility. The Union City Juvenile Center was completed and became operational in the first quarter of 1999, and the El Paso Multi Purpose Facility was completed and became operational in the second quarter of 1999.

     The Company had approximately $675,000 cash and approximately $2 million of available credit on its revolving line of credit for new projects at September 30, 1999. The Company believes it has adequate cash reserves and cash flow from operations to meet its current cash requirements. The Company expects current contracts to generate sufficient income to increase cash reserves, while minimizing income taxes through the utilization of tax loss carryforwards. The Company secured an $18 million senior credit facility with Fleet Capital Corporation in February 1999. In December of 1999, the credit facility with Fleet Capital Corporation was amended to provide for a credit facility consisting of a $13.5 million term loan and a revolving line of credit equal to the lesser of $3 million or 80% of eligible accounts receivable.

Results of Operations -

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997-

     Total revenues from continuing operations increased by 31% to $7.7 million in 1998 from $5.9 million in 1997. The increase was a result of the a full years operation at the Turley Correctional Facility in Tulsa, Oklahoma acquired in October 1997, a new community transition program contract awarded in June 1998 at the Ozark Correctional Facility in Fordland, Missouri, and increased revenues from the Company's El Paso operations.

     The Company's net loss from continuing operations was $376,000 in 1998 compared to $1,853,000 in 1997. The 1997 loss included a non cash charge of $1,819,000 resulting from a discount on the convertible debentures issued in September 1997. Excluding the effect of the $1,819,000 discount on convertible debentures in 1997, the loss from continuing operations was $34,000.

     The Company incurred a net loss in 1998 of $450,000 or $.13 per share, as compared to a net loss in 1997 of $2,581,000 or $.88 per share. The majority (98.7%) of the loss in 1997 resulted from the accounting treatment of a discount from issuance of convertible debentures of $1,819,000, a non cash expense, and a loss of $728,000 from discontinued operations. The discount on the convertible debentures was the result of the market value of the Company's common stock exceeding the conversion price of the debentures at the date the debentures were issued. The debenture discount was accounted for by a charge to expense and credit to paid in capital, resulting in no change of liabilities, cash or net equity.

     Corrections. Operating income, before interest, depreciation, and income taxes, increased approximately 23% in 1998 to $1,449,000 compared to $1,175,000 for 1997. The average daily inmate census increased to 496 in 1998 from 425 in 1997, an increase of 17%. The census increase was a result of a full year of operation at the Turley Correctional Facility in Tulsa, Oklahoma, acquired in October 1997.

     Direct operating expenses increased by 27% in 1998 over 1997, primarily as a result of the full operations in 1997 of the Turley Correctional Facility and the contract award for a community transition program at Fordland, Missouri.

     Discontinued Operations. The Company made the decision to discontinue all non correctional operations in the fourth quarter of 1996. The Company's strategy is to focus on opportunities in the corrections industry. Revenues from discontinued operations were $0 and $50,000, in 1998 and 1997 respectively. The losses on the disposal of assets related to discontinued operations were $0 and $728,000, in 1998 and 1997, respectively.

     Corporate. General and administrative expenses increased in 1998 by 16% to $1,091,000 from $943,000. The majority of this increase was related to increased staffing.

     The increase in interest expense of $475,000 in 1998 resulted from a full year interest on the convertible debentures issued in September 1997, and interest on the $10,000,000 subordinated note placed in September 1998.

     The Company is aware of the risk of computer error in the year 2000. Such error could cause computers to recognize the year 2000 as 1900 and cause the computer to fail in calculation or function. As a result, the Company has reviewed its computer operations and have identified all computers and systems that are not year 2000 compliant (y2k). The Company's primary exposure to y2k problems is in its financial reporting area. The Company has purchased and ordered computer equipment and software to become fully y2k compliant. The cost of this equipment, including testing and implementation to become y2k compliant
is expected to be approximately  $15,000.   The Company will test and implement
the new equipment and software before July 1, 1999.

Three Months Ended September 30, 1999 Compared to the Three Months Ended September 30, 1998-

     Total revenues increased by 178% to $5.30 million for the three months ended September 30, 1999 from $1.91 million for the three months ended September 30, 1998. The increase was a result of the opening of the Union City

Juvenile Center in February 1999, the acquisition of Adams Community Corrections Program in Adams County, Colorado in April 1999, the acquisition of the Villa at Greeley in June 1999, and the opening of the El Paso Multi-Use Facility in June 1999.

     Revenues in the third quarter of 1999 were enhanced by the Union City Juvenile Center providing $934,000 of revenues, the El Paso Multi-Use Facility providing $409,000 of revenues, Adams Community Corrections Program providing $777,000 of revenues, and the Villa at Greeley providing $1,345,000 of revenues.

     Operating income, before interest, depreciation, and income taxes, increased 266% for the three months ended September 30, 1999 to $1,246,000 compared to $340,000 for the three months ended September 30, 1998. The increase in operating income was a result of the Company's continuing expansion efforts.

     Direct operating expenses increased by 188% for the three months ended September 30, 1999 over the three months ended September 30, 1998, primarily as a result of the new Union City Juvenile Center and the acquisitions of the Villa at Greeley and Adams Community Corrections Program.

     Corporate. General and administrative expenses increased by 20% to $309,000 for the three months ended September 30, 1999 from $258,000 for the three months ended September 30, 1998. General and administrative expenses increased primarily due to increased staffing for new facilities, contracts, and acquisitions. The increase in interest expense of $505,000 for the three months ended September 30, 1999 over the third quarter of 1998 resulted from interest on debt utilized to complete acquisitions and new facilities. Depreciation and amortization expense have increased commensurate with the growth of the correctional operations.

Nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 -

     Net loss for the nine months ended September 30, 1999 was $17,000 or $.00 per share as compared to a loss of $240,000 or $.05 per share in 1998. The loss in 1999 was primarily due to the startup costs incurred at the Union City Juvenile Center and the El Paso multi-purpose facility. The Union City Juvenile Center became operational in the first quarter of 1999 and the El Paso Multi-purpose Facility became operational in the second quarter of 1999. Startup costs relating to these facilities incurred before they became operational were $255,000 in the nine month period ended September 30, 1999.

     Income from continuing operations, before interest, depreciation and income taxes, was $2,553,000 in 1999 as compared to $1,020,000 in 1998. Revenues increased by 108% in 1999 or by $6,035,000 compared to 1998. Revenue was $11,613,000 in 1999 compared to $5,578,000 in 1998. The increases in income from operations and revenue are a result of the operations at the new Union City Juvenile Center and the acquisitions of the Villa at Greeley and Adams Community Corrections Program.

     General and administrative expenses increased by $186,000 or 24% in 1999. This increase was due to staffing and development costs associated with the Company's growth plan. Interest expense increased approximately $1,068,000 due to the interest on debt utilized to complete acquisitions and new facilities. Depreciation and amortization expense have increased commensurate with the growth of the correctional operations.


                           SELLING SECURITY HOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Debentures and Warrant holders as of March 8, 2000 by the securities holders of the Company who are offering securities pursuant to this Prospectus (the "Selling Stockholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. The listing by each of the Selling Stockholders does not include shares of Common Stock issuable upon exercise of the Warrants. None of the Selling Stockholders are officers, directors or had a material relationship with the Company, except Donald E. Smith, the Chief Executive Officer of the Company, who is custodian for the Warrants for his children (for which he disclaims any beneficial interest), and Westminster Securities Corporation who acted as a placement agent for the Company in a 1994 private placement and in the private placement of the Debentures.

                                                            Before the Offering        Securities       After the Offering
                                                            --------------------                     -----------------------
                                          Title                 Number     Percent       to Be           Number     Percent
Name of                                    of                Beneficially     of        Sold In       Beneficially    Of
Beneficial Owner                          Class                  Owned      Class       Offering         Owned       Class
----------------                        ----------          -------------   -----       --------     ------------  --------
ProTrust Equity Growth Fund, I, L.P.    Debenture            2,000,000      51.95        2,000,000        0           --
Paul A. Gould                           Debenture              200,000       5.19          200,000        0           --
Evan Klein and Sharon Klein             Debenture               10,000          *           10,000        0           --
Thalia V. Crooks                        Debenture               10,000          *           10,000        0           --
William F. Leimkuhler and
        Leslie B. Riefe                 Debenture               25,000          *           25,000        0           --
Walter O'Hara Jr.                       Debenture               25,000          *           25,000        0           --
Ralph & Jean Sorrentino                 Debenture               50,000       1.30           50,000        0           --
Mark Berg                               Debenture               50,000       1.30           50,000        0           --
George E. Groehsl                       Debenture               45,000       1.17           45,000        0           --
John D. Kilmartin, Jr.                  C Warrant               40,000       5.11           40,000        0           --
Paul & Felicia A. Pappadio              C Warrant               10,000          *           10,000        0           --
Donald E. Smith, Custodian              C Warrant               10,000          *           10,000        0           --
Commercial Ventures, Inc.               C Warrant                1,500          *            1,500        0           --
MLPF&S Custodian for
    Charles Thomas SEP                  C Warrant               25,000       3.19           25,000        0           --
Myrna Trickey                           C Warrant               25,000       3.19           25,000        0           --
Salomon Grey                            Warrant                 55,000       6.56           55,000        0           --
    Financial Corporation
RECOR, Inc.                             Common                  22,500          *           22,500        0           --
Edwin Bruce Lowman II.                  Common                  22,500          *           22,500        0           --
R.P. Pearce, Jr.                        Common                   5,000          *            5,000        0           --

___________
*Less than 1% of outstanding security

                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 24,000,000 shares of common stock par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001, giving the Board of Directors the authority to set the rights and preferences of the preferred stock. On March 8, 2000 there were 4,715,630 shares of Common Stock outstanding.

Common Stock

     The shares of Common Stock are equal in all respects unless otherwise designated. Each issued and outstanding share of Common Stock entitles to holder thereof to one vote on all matters submitted to a vote of the stockholders. The Company's Certificate of Incorporation does not permit cumulative voting of shares in the election of directors or permit preemptive rights to stockholders to acquire additional shares, obligations, warrants or other securities of the Company. The Certificate of Incorporation makes no provision with respect to subscription or conversion rights, redemption privileges or sinking funds with respect to shares of the Company's Common Stock. Subject to the rights of holders of preferred stock (if any), dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on shares of Common Stock and does not expect to pay such dividends in the foreseeable future. The Company intends to retain all funds available to it after payment of its commitments and obligations for the operation and expansion of its business.

Warrants - General

     Adjustments and Anti-Dilution Provisions. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock, or sale by the Company of shares of its capital stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets of the Company in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than dividends in the form of stock), if any, paid on the Common Stock or for: (i) the issuance of restricted securities in connection with acquisitions by the Company; (ii) the grant of stock options to persons covered by incentive stock option plans provided that no more than 600,000 shares of Common Stock be issued pursuant to such plans from the date of this Prospectus until the expiration or redemption of the Warrants; (iii) warrants to accommodate lines of credit or creditors, provided that no registration or registration rights shall be afforded such warrants or the underlying Common Stock at any time within one year after effectiveness of the registration of the securities issued pursuant to this Offering; and (iv) and up to 750,000 warrants, exercisable for one share of common stock each, at an exercise price of $1.50 to be issued to Donald E. Smith or his designee solely upon Mr. Smith's guarantee of corporate obligations.


     These anti-dilution provisions shall remain in full force and effect until redemption of all Warrants then outstanding or expiration of the Warrants. These anti-dilution provisions may be terminated by the Company provided: (i) that the bid price of the Company's common stock shall have been $4.00 or more for sixty
(60) consecutive trading days; (ii) the Company presents to Westminster Securities Corporation ("Westminster") as the placement agent for the Warrants a bona fide offer, agreement, term sheet, or Underwriting Agreement by a duly licensed broker-dealer proposing to place, on a firm or best efforts basis, securities of the Company; and (iii) effecting the agreement would trigger application of the anti-dilution provisions. If these conditions are met, the Company shall notify Westminster and afford Westminster ten (10) business days in which to match the terms offered to the Company. At the expiration of the ten
(10) day period, the Company may terminate the anti-dilution provisions by appropriate corporate action, if Westminster has not matched the offering. The Placement Agent, on behalf of the purchasers in this Offering, shall be empowered to release or waive these adjustment and anti-dilution provisions in whole or in part.

     Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify the Common Stock underlying the Warrants for sale in particular states, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire. See "DESCRIPTION OF SECURITIES - Transfer and Warrant Agent." Furthermore, if a Warrant is exercised prior to the underlying Common Stock being registered, the Common Stock will be a restricted security and subject to a holding period. See "RISK FACTORS - Shares Eligible for Future Sale."

     Rights of Warrant Holders. Holders of the Warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the affairs of the Company, holders of the Warrants will not be entitled to participate in any liquidation distribution.

Class A and Class B Warrants

     Stock purchase warrants were issued in April, 1991 in connection with an initial public offering of Avalon Common Stock. The warrants were issued as part of units of the Company's securities which contained one share of Common Stock, 16 Class A warrants and 16 Class B warrants per Unit offered. This initial public offering was underwritten by Westminster Securities Corporation. The Class A Warrants expired on March 26, 1996. The Class B Warrants expired on March 26, 1999. The Company issued 145,595 shares of Common Stock during 1993 in connection with the exercise of certain underwriter warrants, 99,095 Class A warrants and 44,900 Class B warrants, resulting in gross proceeds to the Company of approximately $825,000.

Class C Warrants

     The Company has issued Class C Warrants to purchase 1,000,000 shares of Common Stock in connection with a private placement in 1994, Class C Warrants to purchase 165,000 shares of Common Stock in settlement of a lawsuit and for professional services and Class C Warrants to purchase 25,000 shares of Common Stock in settlement of an employment dispute with a former employee. The placement agent warrant given to Westminster Securities Corporation in the private placement also includes the right to receive 100,000 Class C Warrants. In 1996, 377,000 Class C Warrants were exercised. In 1997, 33,000 Class C Warrants were exercised. In 1998, 42,500 Class C Warrants were exercised. In 1999, no Class C Warrants were exercised. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

     Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.19 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under "Warrants - General." When the Warrants were issued, the exercise price was $3.50 per share, however, in September of 1997, as a consequence of the Company's private placement of convertible debentures and the conversion price thereunder, as described in "Convertible Debentures", the exercise price was reduced by $0.17 per share pursuant to the anti-dilution provisions discussed above. In September of 1998, as a consequence of the Company's private placement of redeemable equity and debt, the exercise price was reduced by $0.14 per share pursuant to the anti-dilution provisions discussed above. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants. The Warrants were to originally expire on December 30, 1999 but were extended by the Board of Directors until March 31, 2000. See "RISK FACTORS - Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."


     Redemption of Warrants. The Class C Warrants are subject to redemption at $.01 per Warrant in the event that (i) the bid price of the Company's Common Stock shall have been $5.00 or more for 30 consecutive trading days prior to the date of the notice of redemption; (ii) 30 days advance written notice of redemption shall be given to all Warrant holders of record; and (iii) a Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants must be current at all times during the 30 day notice period, and must have been current for 30 days prior to the notice. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "RISK FACTORS - Redemption of Warrants."

Class D Warrants

     The Company issued Class D Warrants to purchase 275,000 shares of Common Stock in an asset acquisition, with 75,000 Warrants later canceled. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

     Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $5.125 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under "Warrants - General." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrant may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants on August 2, 2001. See "RISK FACTORS --Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants." In September of 1998, as a consequence of the Company's private placement of redeemable equity and debt, the exercise price was reduced by $0.925 per share, to the current exercise price of $4.20 pursuant to the anti-dilution provisions discussed above.

     Redemption of Warrants. The Class D Warrants are subject to redemption at $.01 per Warrant in the event that (i) the bid price of the Company's Common Stock shall have been $6.00 or more for 30 consecutive trading days prior to the date of the notice of redemption; (ii)30 days advance written notice of redemption shall be given to all Warrant holders of record; and (iii) a Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants must be current at all times during the 30 day notice period, and must have been current for 30 days prior to the notice. In the even the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "RISK FACTORS - Redemption of Warrants."

Class E Warrants

     The Company has issued Class E Warrants to purchase 79,000 shares of Common Stock in connection with a private placement dated September 12, 1997. The placement agent warrant given to underwriters also includes the right to receive 79,000 Class E Warrants. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

     Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.00 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under "Warrants - General." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants in 2002. See "RISK FACTORS - Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."

Convertible Debentures

     On September 12, 1997, the Company completed a private placement of Convertible Debentures. Convertible Debentures in the aggregate principal amount of $4,150,000 were issued in the private placement, of which $300,000 was retired in September, 1998. The Convertible Debentures bear interest at the rate of 7.5% per annum, with interest payments payable semi-annually, August 1, and February 1, commencing February 1, 1998. The Convertible Debentures have a maturity date of ten years from the date of issuance, unless otherwise earlier redeemed or converted. Under the terms of the Debenture Purchase Agreements existing between the Debenture Holders and the Company, all or any portion of the principal amount of the Convertible Debentures, plus all accrued but unpaid interest thereon will be convertible, at the option of the Debenture Holder, unless previously redeemed, at any time prior to maturity, into Common Stock of the Company at a conversion price of $3.00 per share. The conversion price of the Debentures is subject to certain adjustments to prevent dilution in the event of any recapitalization, reclassification, stock dividend, stock split or similar transaction.

     The Company has reserved 1,283,333 shares of Common stock issuable upon conversion of the Debentures. The Debentures are not redeemable by the Company prior to May 1, 2000. Thereafter, the Debentures are redeemable at any time and from time to time, at the option of the Company, in whole or in part, at redemption prices declining from 106.5% down to 100% at maturity, plus accrued interest, except that the Debentures cannot be redeemed unless the closing price of the Common Stock equals or exceeds 140% of the effective conversion price per share for at least 20 out of 30 consecutive days ending within 20 calendar days before the notice of redemption is mailed. In connection with the private placement, 79,000 underwriter warrants have been issued and 79,000 shares of Common Stock have been so reserved.

     The Company filed with the Securities and Exchange Commission a registration statement which was declared effective on January 13, 1998 with respect to the resale, from time to time, of the Common Stock issuable upon conversion of the Debentures. The Company agreed to keep such registration statement effective until three years from the latest date of original issuance of the Debentures.

     The Company has recorded the value of the convertibility feature of the debentures as interest expense, amortizing the discounted amount from the date of issuance through the date the security is first convertible as per the requirements in Staff Position Topic D-60.

Preferred Stock

     The Articles of Incorporation were amended by the stockholders at the annual meeting in June, 1994 to authorize preferred stock. The Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

Transfer and Warrant Agent

     The Company has appointed American Securities Transfer, Inc., 12039 W. Alameda Parkway, Suite Z-2, Lakewood, CO 80228, as its registrar and transfer agent, and the warrant agent for the warrants issued by the Company.


                              PLAN OF DISTRIBUTION

     The $2,415,000 Convertible Debentures, and the 1,283,333 shares of Common Stock being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in a private placement of convertible debentures comprised of Debentures convertible into Common Stock and Underwriter Warrants to "accredited investors" pursuant to Regulation D promulgated by the Securities and Exchange Commission. Each debenture in the private placement consisted of one debenture convertible into one share of Common Stock, and were sold on a best-efforts basis by Westminster and are convertible into Common Stock at $3.00 per debenture. The private placement was completed in September, 1997. The 1,171,500 shares of Common Stock and the 166,500 Warrants being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in (a) a private placement of 50 units comprised of Common Stock and Class C Warrants to "accredited investors" in 1994 pursuant to Regulation D promulgated by the Securities and Exchange Commission, (b) by the Company under an asset purchase contract and in settlement of pending litigation against the Company, and (c) placement agent warrants issued pursuant to the placement of the Convertible Debentures. Each unit in the 1994 private placement consisted of 20,000 shares of Common Stock and 20,000 Class C Warrants, and were sold on a best-efforts basis by Westminster at a price of $30,000 per unit. The Company agreed to register the securities for resale by the Selling Stockholders. See "DESCRIPTION OF SECURITIES - Registration Rights." The Company will not receive any of the proceeds from the sale of such securities by the Selling Stockholders. If any Warrants are exercised, the Company will receive proceeds from the exercise of such Warrants. For a description of the classification of whether securities offered hereby are offered by the Company or by Selling Stockholders, see the cover page of this Prospectus and footnotes to the table on the cover page.

     The Selling Stockholders have advised the Company that they propose to offer for sale and to sell Warrants and Common Stock underlying the Warrants when issued from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Stockholders for any shares of Common Stock or Warrants sold will depend upon market price fluctuations and the manner of sale. Over the last 12 months the Selling Shareholders have transferred all of the shares of Common Stock registered in this Offering.

     If the shares or Warrants are sold through brokers, the Selling Stockholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders will also pay the fees associated with their Common Stock and Warrants registered hereby and expenses of any counsel retained by them in connection with this offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares offered hereby.

     The offering by the Company of the 2,454,833 shares of Common Stock underlying the Debentures and Warrants is made exclusively to the holders of the Debentures and Warrants.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Robertson & Williams, Inc., a professional corporation.

                                    EXPERTS

     The consolidated balance sheets of Avalon Correctional Services, Inc., and subsidiaries as of December 31, 1997 and December 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flow for the years then ended have been incorporated by reference in this Prospectus in reliance on the reports of Grant Thornton LLP, independent certified public accountants, upon on the authority of that firm as experts in accounting and auditing.

================================================================================

     No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                            ______________________



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................    4
RISK FACTORS...............................................................    7
THE COMPANY................................................................   10
USE OF PROCEEDS............................................................   11
DIVIDEND POLICY............................................................   11
PRICE RANGE OF COMMON STOCK................................................   11
CAPITALIZATION.............................................................   12
SELECTED FINANCIAL DATA....................................................   12
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION..................   13
SELLING SECURITY HOLDERS...................................................   15
DESCRIPTION OF SECURITIES..................................................   16
PLAN OF DISTRIBUTION.......................................................   20
LEGAL MATTERS..............................................................   21
EXPERTS....................................................................   21


                              166,500 REDEEMABLE
                        COMMON STOCK PURCHASE WARRANTS

                       2,504,833 SHARES OF COMMON STOCK

                       $2,415,000 CONVERTIBLE DEBENTURES


                              P R O S P E C T U S



                                March __, 2000



                              13401 Railway Drive
                         Oklahoma City, Oklahoma 73114
                                (405) 752-8802



================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

14.  Other Expenses of Issuance and Distribution./(1)/

     SEC Filing Fees/(2)/............................      $ 5,199.07
     Registrar and Transfer Agent Fee................          500.00
     Printing and Engraving..........................          500.00
     Legal Fees/(2)/.................................        7,000.00
     State Registration Fees.........................          500.00
     Accounting Fees.................................        2,000.00
     Miscellaneous Fees and Expenses.................          300.93
                                                           ----------

              Total..................................      $16,000.00
                                                           ==========

____________
(1)  All amounts are estimated except SEC filing fee.
(2) The Selling Shareholders will pay the fees associated with their common stock and expenses of counsel retained by them in connection with this offering.

15.  Indemnification of Directors and Officers.

     Chapter 78 of the Nevada Revised Statutes (Private Companies) provides that a director, officer, employee or agent of the Corporation may be indemnified against suit or other proceeding whether it were civil, criminal, administrative or investigative if he becomes a party to said lawsuit or proceeding by reason of the fact that he is a director, officer, employee or agent of the corporation. The compensation for indemnification includes judgments, fines and amounts paid in settlement actual and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

     However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been judged liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which the action or suit is brought shall determine that despite his liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for expenses such court shall deem proper.

     The By-Laws of the corporation outline the conditions under which any director or officer of the registrant may be indemnified. Article V provides that to the extent and in the manner permitted by the laws of the State of Nevada, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement.

16.  Exhibits.

     Number                          Description of Exhibit
     ------                          ----------------------

     3.     i       Articles of Incorporation (1)
            ii      Bylaws (1)
            iii     Articles of Amendment to Registrant's Articles of
                    Incorporation (2)
            iv      Amendment to Registrant's Articles of Incorporation dated
                    December 31, 1995
            v       Certificate of Corporate Resolutions, dated December 13,
                    1993, regarding authorization of Class B Common Stock and
                    Amendment to Articles (3)

            vi Consent of Board of Directors authorizing extension of expiration dates of Class "C" Redeemable Warrants*

     4.     i       Form of Stock Certificate (1)
            ii      Form of Class "C" Redeemable Warrant (4)
            iii     Form of Class "C" Warrant Agreement (4)
            iv      Form of Class "D" Redeemable Warrant (5)
            v       Form of Class "D" Warrant Agreement (5)
            vi      Form of Class "E" Warrant Agreement (6)
            vii     Form of Convertible Debenture Agreement (6)

     10.    i       Contract between Southern Correction Systems, Inc. and the
                    Oklahoma Department of Corrections for halfway house services for the year ended June 30, 2000.*
            ii      Stock Option Plan adopted by Board of Directors on August
                    16, 1994 (4)
            iii     Change of Control Agreement between Donald E. Smith and
                    Avalon Community Services, Inc. dated August 25, 1997. (5)
            iv      Employment Agreement with Donald E. Smith dated August 8,
                    1997. (5)
            v       Employment Agreement with Jerry M. Sunderland dated August
                    8, 1997 (5)

            vi Contract with State of Oklahoma Office of Juvenile Affairs for 80-bed medium security residential treatment center for youthful offenders; one year contract with options to renew for three additional years.*
            vii Agreement dated June 1, 1998 between Southern Corrections Systems, Inc. and the Texas Department of Criminal Justice.
                    (8)

            viii Financing agreement between Avalon Community Services, Inc., and Fleet Capital Corporation dated February 25, 1999. (9)


            ix Amended and Restated Loan and Security Agreement between Avalon Correctional Services, Inc., et al., and Fleet Capital Corporation, dated December 9, 1999.*
            x Agreement dated September 16, 1998, between Avalon Community Services, Inc., and RSTW Partners III. (10)

            xi Contract between Southern Corrections Systems, Inc., and Adams County Board of County Commissioners dated July 1, 1999.*

            xii Contract between The Villa at Greeley and Weld County Community Corrections Board, dated July 1, 1999.*

     21.    i       Subsidiaries of Registrant (5)

     23.    (i)     Consent of Grant Thornton LLP - bound in Registration
                    Statement
            (ii)    Consent of Robertson & Williams, Inc. - bound in
                    Registration Statement

     24.    Power of Attorney

            *Included as an exhibit to this Registration Statement.

Footnotes:
     1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-18 dated March 26, 1991.
     2) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-18 dated August 3, 1992.
     3) Incorporated herein by reference to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1993 and dated March 24, 1994.
     4) Incorporated herein by reference to the Registrant's Registration Statement on Form SB-2 dated September 13, 1995 and amended.
     5) Incorporated herein by reference to the Registrant's Registration Statement on Form S-2 Amendment No. 1, dated April 16, 1996 and amended.
     6) Incorporated herein by reference to the Registrant's Form S-2 dated December 22, 1997.
     7) Incorporated herein by reference to the Registrant's Form 8-K dated March 19, 1998.
     8) Incorporated herein by reference to the Registrant's Registration Statement on Form S-2 dated September 14, 1998.
     9) Incorporated by reference to the Registrant's Form 8-K dated March 10, 1999.
     10) Incorporated by reference to the Registrant's Form 8-K dated October 1, 1998.

17.  Undertakings.

     1.   The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (2) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

               (3) To include any additional or changed material information on the plan of distribution.

     2. For the purpose of determining any liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oklahoma City, State of Oklahoma, on March 22, 2000.


(Registrant)                            AVALON CORRECTIONAL SERVICES, INC.


                                        By: /s/ Donald E. Smith
                                            ----------------------------
                                            Donald E. Smith
(Signature and Title)                       Chief Executive Officer and Director

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Donald E. Smith, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below:

        Signature                          Capacity                   Date
        ---------                          --------                   ----

  /s/ Donald E. Smith            Chief Executive Officer         March 22, 2000
-----------------------------
  Donald E. Smith                 and Director


  /s/ Jerry M. Sunderland        President and Director          March 22, 2000
-----------------------------
  Jerry M. Sunderland


  /s/ Lloyd Lovely               Vice President of Finance       March 22, 2000
-----------------------------
  Lloyd Lovely


  /s/ Robert O. McDonald         Director                        March 22, 2000
-----------------------------
  Robert O. McDonald


  /s/ Mark S. Cooley             Director                        March 22, 2000
-----------------------------
  Mark S.  Cooley


  /s/ James P. Wilson            Director                        March 22, 2000
-----------------------------
  James P. Wilson